Exhibit 99.2

                         NORTHVIEW FINANCIAL CORPORATION
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                               AMENDMENT NO. 1 TO
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                          1993 INCENTIVE STOCK PROGRAM
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         WHEREAS, on May 4, 2004, the Board of Directors of the Company approved the following amendment to the Plan, pursuant to its authority under Section 18 of the Plan;

         RESOLVED, that Section 17(c), Adjustment Provisions, is hereby amended effective as of the date of adoption of the Plan to delete Section 17(c) in its entirety and replace it with the following:

         In the event that any change in the outstanding shares of Common Stock of the Corporation occurs by reason of a merger, consolidation, combination, share exchange or other similar transaction, each outstanding award shall be appropriately adjusted to reflect an option to purchase: the number of shares of the acquiring entity which the shares of Common Stock of the Corporation subject to the award would have been converted into or exchanged for in the transaction, plus a number of shares of the acquiring entity having a face value equal to any cash consideration which the shares of Common Stock of the Corporation subject to the award would have been converted into or exchanged for in the transaction, at a price per share or unit appropriately adjusted to reflect the terms of conversion or exchange, and the aggregate number of shares of Common Stock of the Corporation which may be awarded under the Plan shall be appropriately adjusted to reflect such merger, consolidation, share exchange or other similar transaction.